Presto Automation Inc.

985 Industrial Road
San Carlos, CA 94070

May 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mariam Mansaray and Jan Woo

Re:	Presto Automation Inc.
Registration Statement on Form S-1 Filed May 1, 2023 File No. 333-271551

Dear Ms. Mansaray and Ms. Woo:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Presto Automation Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Washington D.C. time on May 12, 2023, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 or Laura Katherine Mann of White & Case LLP at (713) 496-9695 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Presto Automation Inc.

By: /s/ Krishna K. Gupta
Name: Krishna K. Gupta
Title: Interim Chief Executive Officer

cc:      Susan Shinoff, General Counsel, Presto Automation Inc.